Deluxe Corporation 3680 Victoria St. N. Shoreview, MN 55126-2966 P.O. Box 64235 St. Paul, MN 55164-0235
October 8, 2009
Mr. David R. Humphrey
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Deluxe Corporation Form 10-K for the Year Ended December 31, 2008 Filed February 20, 2009 File No. 1-07945
Dear Mr. Humphrey:
This letter contains our response to the comments received from the Staff contained in your letter dated September 29, 2009 (the “Comment Letter”). The Staff’s comments in the Comment Letter have been reproduced here in italics, and are followed immediately by our responses.
Management’s Discussion and Analysis
Consolidated Results of Operations
Asset Impairment Charges, page 30.
1. We note that you recorded asset impairment charges of approximately $9.7 million related to two indefinite-lived trade names during fiscal year 2008, and that you have determined that one of the trade names, NEBS®, was considered to no longer be indefinite-lived and beginning in fiscal year 2009 will be classified as ‘definite-lived’ and be amortized over a 20 year life. Supplementally and in future filings, please explain why a much shorter period than 20 years will not be used given that your two largest products, checks and business forms “are mature and their use has been declining” and given the “continued technological improvements which have provided small business customers with alternative means to enact and record business transactions” as discussed under “Business Challenges/Market Risks” on page 25.
The NEBS® trade name is one of the strongest in our portfolio and encompasses several products and services in addition to our checks and forms. This brand has been in existence for over 50 years and market recognition of the name was an important factor in the development of our branding strategy after the 2004 acquisition of New England Business Service, Inc. (NEBS). Although sales volumes for checks and forms are declining, revenues generated from our Small Business Services strategies have, and we expect will continue to offset a portion of the decline in revenues and cash flows generated solely from sales of checks and forms. These strategies are discussed on pages 4-5 in our Form 10-K and include various marketing and channel initiatives, increasing the amount small businesses spend on our products and services, and expanding sales of higher-growth products and services under the NEBS brand name. Prior to the economic downturn, which began affecting our results of operations in the second half of 2007, revenue for our core product lines was increasing on a year-over-year basis as a result of our growth strategies. We expect that the sale of checks and forms, as well as the sale of new products and services under the NEBS trade name will generate sufficient cash flows to support our estimated 20 year economic life for this intangible asset.

We will disclose this expectation in our future Form 10-K filings as follows:
“Because of the further deterioration in our expected operating results, we determined that the NEBS trade name no longer has an indefinite life and thus, is being amortized over its estimated economic life of 20 years on the straight-line basis beginning in 2009. Although the use of checks and forms is declining, revenues generated from our Small Business Services strategies have, and we expect will continue to offset a portion of the decline in revenues and cash flows generated from sales of checks and forms. As such, we expect that the sale of checks and forms, as well as the sale of additional products and services under the NEBS trade name, will generate sufficient cash flows to support our estimated 20 year economic life for this intangible asset.”
Application of Critical Accounting Policies, page 43
2. We note that you have appropriately significantly expanded your discussion of known uncertainties in MD&A and in the financial statement footnotes. On an ongoing basis, as appropriate, please disclose the fair value and carrying value of each reporting unit. In addition, where applicable, for each reporting unit with material goodwill that is at risk of failing step one of the impairment test, please state the amount of goodwill allocated to the unit, and the percentage by which fair value exceeded carrying value as of your most recent step-one test. Finally, include a discussion of the uncertainty associated with the key assumptions and of the events and circumstances that could have a negative impact within critical accounting policies on an ongoing basis.
In our Form 10-K, for one of our reporting units that we believed was at risk of failing step one of the impairment test as of December 31, 2008 (i.e., fair value exceeded carrying value by less than 5%), we disclosed the carrying value of the net assets of the reporting unit, the dollar amount by which the estimated fair value exceeded the carrying amount and the amount of goodwill allocated to this reporting unit. We intend to make similar disclosures in future filings when the fair value of a reporting unit exceeds the carrying value of its net assets by less than 5%. We disclosed in the Form 10-K risks and uncertainties related to a continuing decline in our stock price or our operating results, and we provided a sensitivity analysis regarding changes in the discount rate and royalty rate used in determining the fair value of our indefinite-lived trade names. In addition to the risks and uncertainties related to these key assumptions, we also disclosed the control premium assumed in our goodwill impairment analysis. We will continue to discuss these key impairment assumptions in future filings.
For reporting units which we did not believe were at risk of failing step one of the impairment test as of December 31, 2008, we disclosed in the Form 10-K the range of the dollar amounts by which fair value exceeded carrying value. We note the Staff’s comment and will include in future Form 10-Q and Form 10-K filings for periods during which we have completed an impairment analysis additional information regarding the relationship of estimated fair value to carrying value for those reporting units which we do not believe are at risk of failing step one of the impairment test. Specifically, in addition to the range of dollar amounts by which fair value exceeded carrying value, we will also provide the range of percentages by which fair value exceeded carrying value for these reporting units without specifically identifying the percentage applicable to each reporting unit. We believe this will provide adequate information for the financial statement reader to understand how closely fair value approximates carrying value for our other reporting units and, in combination with our risks and uncertainties disclosures, the likelihood of an impairment in the near future.
Financial Statements
Consolidated Statements of Income, page 52
3. Based upon our review of your business discussion in Item 1 of the Form 10-K, we note that you appropriately describe yourself as a provider of customized products and services. These services appear to include web hosting and other web related services, fraud prevention and marketing services, business networking services and payroll, and other similar activities. You indicate that “We expect to drive growth as we obtain a greater portion of our revenue from higher growth annuity-based business services.” The business activities of the companies you acquired in fiscal 2008 lend support to your representation. For these reasons, we believe that you should eliminate the gross profit subtotal from the face of your income statement and from your presentation of quarterly financial data. In the absence of compelling evidence or authoritative guidance to the contrary, income from operations appears to be the appropriate profitability measure for your business. The presentation would be consistent with the measure of profit or loss reported for your individual segments. It would also more closely conform to standard industry practices. Please revise accordingly or advise.
We do expect to drive growth from higher growth annuity-based business services, and we have made additional acquisitions related to such services in 2009. However, for fiscal year 2008, the revenue from these services on a consolidated basis was significantly less than ten percent of total revenue, as presented in Item 1 of the Form 10-K, under the Products and Services heading. The majority of our revenue is derived from the sale of manufactured and purchased products. As such, we believe the gross profit subtotal continues to be a meaningful financial measure as it best demonstrates manufacturing and distribution performance in our current business model. We do not present gross profit as the measure of profit or loss for our segments because operating income is the primary measure used by our chief operating decision maker to assess segment performance and allocate resources. We supplementally advise the Staff that several of our primary competitors (e.g., M&F Worldwide Corp, Ennis, Inc., OfficeMax, Incorporated) also typically present a gross profit subtotal in their statements of operations. However, in future periods, but no sooner than 2010, we expect our service revenues will grow to exceed ten percent of our total revenues, at which time we will evaluate whether the gross profit subtotal continues to be appropriate for our business as we apply the guidance of S-X Rule 5-03.
Note 1. Significant Accounting Policies
Long-Term Investments, page 57
4. Please tell us more about the nature and origin of the liability under the officers’ deferred compensation plan which is not available to new participants, including the reasons why this liability is not ineligible for election of the fair value option pursuant to FASB Accounting Standards Codification 825-10-15-5.
We agree that the liability under our officers’ deferred compensation plan is ineligible for election of the fair value option pursuant to FASB Accounting Standards Codification 825-10-15-5, and we have not elected the fair value option for this liability. Because our liability to plan participants is equal to the fair value of our associated investment in domestic mutual funds, the liability is adjusted to reflect our current obligation to the deferred compensation plan participants as the value of this investment changes. We have elected the fair value option of accounting for the investment in mutual funds consistent with FASB Accounting Standards Codification 825-10-15-5. We will revise our disclosure in future filings as indicated below. Proposed revisions to the disclosure included in our Form 10-K, as shown in the next paragraph, include changes to the order of the discussion as well as the underlined additions.
“Long-term investments consist primarily of cash surrender values of life insurance contracts. The carrying amounts reported in the consolidated balance sheets for these investments approximate fair value. Additionally, long-term investments include an investment in domestic mutual funds with a fair value of $1.9 million as of December 31, 2008 and $3.0 million as of December 31, 2007. Effective January 1, 2007, we elected to account for the investment in mutual funds using the fair value option for financial assets and financial liabilities. The fair value option provides companies an irrevocable option to measure many financial assets and liabilities at fair value with changes in fair value recognized in earnings. We determine the fair value of this investment at each reporting date using quoted prices in active markets for identical assets, with changes in fair value included in selling, general and administrative (SG&A) expense in our consolidated statements of income. This is considered a Level 1 fair value measurement. Prior to electing the fair value option, this investment was classified as an available for sale security, and unrealized gains and losses, net of tax, were reported in accumulated other comprehensive loss in the shareholders’ equity section of our consolidated balance sheets. This investment corresponds to a liability under an officers’ deferred compensation plan which is not available to new participants and is fully funded by the mutual fund investment. The liability under the plan equals the fair value of the mutual fund investment. As such, as the value of the investment changes, the value of the liability changes accordingly. Changes in the liability are reflected within SG&A expense in the consolidated statements of income. Dividends earned by the mutual fund investment, as reported by the fund, realized gains and losses and permanent declines in value are also included within SG&A expense in the consolidated statements of income. The cost of securities sold is determined using the average cost method.”
We hope this letter responds adequately to the Staff’s comments. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
If you have any further comments or concerns, please contact me at (651) 787-1587 or Terry D. Peterson, Vice President, Investor Relations and Chief Accounting Officer, at (651) 787-5906. Thank you for your time and consideration.
Sincerely,

/s/ Richard S. Greene Richard S. Greene
Chief Financial Officer

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